Filed pursuant to Rule 424(b)(2)
Registration No. 333-103347

PROSPECTUS

AMERUS GROUP CO.
699 Walnut Street
Des Moines, Iowa 50309-3948
(515) 362-3600

AmerUs Group Co. Chairman’s Bonus Plan

Stock Units

     This prospectus relates to the AmerUs Group Co. Chairman’s Bonus Plan (the “Plan”). Under the Plan, we may issue up to 75,000 Stock Units to compensate and reward certain agents of our insurer-subsidiaries for attaining and maintaining specified levels of life insurance production and to encourage such agents to participate in our long-term success by correlating bonuses with the performance of our common stock. Each Stock Unit entitles the holder to receive an amount in cash equal to the fair market value of a share of our common stock on the date the Stock Unit is cashed out.

     Our common stock is listed on the New York Stock Exchange under the symbol “AMH”. On March 5, 2003, the last reported sale price of our common stock was $25.74 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 5, 2003.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

AVAILABLE INFORMATION

     We have filed a registration statement with the Securities and Exchange Commission (the “SEC”) relating to the Stock Units of which this prospectus forms a part. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the United States Securities Exchange Act of 1934, or the Exchange Act. You may read and copy this information at the SEC’s public reference room in Washington, D.C. at: 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You can also request copies of this information, upon payment of a duplicating fee, by writing the SEC. Please call 1-800-SEC-0330 for further information on the operation of the public reference room.

     The SEC also maintains an internet site that contains reports, proxy statements and other information regarding issuers that file with the SEC. The website address is: http://www.sec.gov.

     Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “AMH”. You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows “incorporation by reference” into this prospectus of information that we file with the SEC. This permits us to disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information contained in this prospectus or any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified, superseded or updated to the extent that information contained in this prospectus or any subsequently filed document incorporated or deemed to be incorporated by reference in this prospectus modifies, supersedes or updates such earlier information. Any information so modified, superseded or updated will not be deemed, except as so modified, superseded or updated, to constitute a part of this prospectus. We incorporate by reference the documents listed below and all future documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the termination of this offering (other than current reports furnished under item 9 of Form 8-K).

     Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

     Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

     Current Reports on Form 8-K or Form 8-K/A filed with the SEC on February 6, 2002, February 21, 2002, March 1, 2002, March 19, 2002,
     May 9, 2002, August 7, 2002 August 12, 2002, November 6, 2002, November 13, 2002, December 5, 2002 and February 7, 2003.

     We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. Requests should be directed to: AmerUs Group Co., 699 Walnut Street, Des Moines, Iowa 50309-3948, telephone number (515) 362-3600, Attention: James A. Smallenberger.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents incorporated by reference, contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. We identify forward-looking statements by the words such as “may,” “will,” “plan,” “intend,” “believe,” “expect,” “estimate,”

“continue,” and similar expressions that refer to the future. Estimates, forecasts and other forward-looking statements included, or incorporated by reference, in this prospectus are based on many assumptions about complex economic and operating factors that cannot be predicted accurately, and are subject to factors that may cause our actual results to differ materially from the views, beliefs and projections expressed in those statements.

     Factors that may cause our actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities: (a) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect our ability to sell our products, the market value of our investments and the lapse rate and profitability of our policies; (b) our ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives and to meet cash requirements based upon projected liquidity sources; (c) customer response to new products, distribution channels and marketing initiatives; (d) mortality, morbidity, and other factors which may affect the profitability of our insurance products; (e) our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims; (f) changes in the federal income tax laws and regulations which may affect the relative tax advantages of some of our products; (g) increasing competition in the sale of insurance and annuities and the recruitment of sales representatives; (h) regulatory changes or actions, including those relating to regulation of insurance products and of insurance companies; (i) our ratings and those of our subsidiaries by independent rating organizations which we believe are particularly important to the sale of our products; (j) the performance of our investment portfolios; (k) the impact of changes in standards of accounting for derivatives and business combinations, goodwill and other intangibles and purchase accounting adjustments; (l) our ability to integrate the business and operations of acquired entities; (m) expected life and annuity product margins; (n) the impact of investment transactions; and (o) unanticipated litigation or regulatory investigations.

     There can be no assurance that other factors not currently anticipated by us will not materially and adversely affect our results of operations. You are cautioned not to place undue reliance on any forward-looking statements made by us or on our behalf. Forward-looking statements speak only as of the date the statement was made. We undertake no obligation to update or revise any forward-looking statement. A variety of factors could cause our actual results to differ materially from the expected results expressed in our forward-looking statements, including those set forth in this prospectus or those documents incorporated by reference.

AMERUS GROUP CO.

     We are a holding company whose subsidiaries are engaged in the business of marketing, underwriting and distributing a broad range of protection products and accumulation products to individuals and businesses in 50 states, the District of Columbia and the U.S. Virgin Islands. Our primary protection product offerings consist of interest-sensitive whole life, equity-indexed life, universal life and term life insurance policies. Our primary accumulation product offerings consist of individual fixed annuities and insurance contracts issued through separate account funding agreements. When used in this document, the terms “AmerUs,” “we,” “our” and “us” refer to AmerUs Group Co. (including American Mutual Holding Company and AmerUs Life Holdings, Inc. as predecessor entities of AmerUs Group Co.) and our consolidated subsidiaries, unless otherwise specified or indicated by the context.

     We were founded in 1896 as the mutual insurer Central Life Assurance Company. In 1996, we became the first mutual insurance holding company, a structure that allows mutuals to access the public equity markets, which AmerUs did in 1997 with its initial public offering. In 2000, AmerUs reorganized its mutual holding company structure through a full demutualization and became a 100% public stock company.

     Our principal executive offices are located at 699 Walnut Street, Des Moines, Iowa 50309-3948 and our telephone number is (515) 362-3600. You can find additional information concerning AmerUs and our business activities in the documents incorporated by reference in this prospectus.

DESCRIPTION OF THE PLAN

Issuer; Duration

     We are the issuer of the securities being offered under the Plan, which are units equal in value to the fair market value of a share of our company stock on the day a unit is cashed out (“Stock Units”) Stock Units. The Plan became effective on January 1, 2002 and will continue until terminated by the Committee described below.

Purpose of the Plan

     The plan is called the AmerUs Group Co. Chairman’s Bonus Plan (the “Plan”). The purpose of the Plan is to compensate and reward certain agents of AmerUs’ insurer-subsidiaries (“Insurers”) by rewarding agents for meeting certain sales thresholds and by tying such rewards to the performance of the Company’s common stock.

Administration

     The Chief Executive Officer of AmerUs will appoint a committee of between three and five employees of AmerUs and/or its Insurers to administer the Plan (“Committee”). The Chief Executive Officer may change the composition of the Committee at any time. The Committee has the power to grant participants Stock Units according to the Plan. The Committee may also interpret the Plan and take such steps as are reasonably necessary to appropriately administer the Plan. Any decision made by the Committee regarding the Plan will be final. No Committee member will be liable to any person for any action or omission made in conjunction with the administration of the Plan.

Securities Subject to the Plan; Adjustments

     The Plan covers 75,000 Stock Units, subject to adjustment as described immediately below. Under the Plan, the Committee may award participants Stock Units that, following vesting, will be exchanged for a cash payment equal to the fair market value of a corresponding number of shares of AmerUs common stock. Participants are not required to pay for awards granted under the Plan.

     If there is a change in the number of outstanding shares of AmerUs common stock (because of a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares), the Committee will adjust the number of Stock Units issued to each participant to the extent necessary to reflect the change.

Plan Eligibility

     Agents of the Insurers who sign certain agency contracts with the Insurer become eligible to receive Stock Units under the Plan. Each Insurer may publish a yearly addendum to the Plan (the “Base Year Supplement”) establishing criteria by which awards are made. The Base Year Supplement, which may vary from Insurer to Insurer and year to year, sets forth the minimum sales threshold an agent must meet during the year to receive an award under the Plan. The Base Year Supplement will specify, for each type of agent contract included, which products are included for purposes of meeting the minimum sales threshold. An Insurer may choose not to award new grants for a given year by not publishing a Base Year Supplement.

Grant of Awards

     As of February 15 of the year after the year as to which the Base Year Supplement is published, the Committee will determine which agents have met the minimum sales threshold established for such year. Each qualifying agent will receive a number of unvested Stock Units equal to i) the agent’s actual qualifying sales multiplied by a bonus rate set forth in the Base Year Supplement, divided by ii) the fair market value of a share of Company stock on that day. Within thirty (30) days of determining the awards, the Committee will notify each qualifying agent of his or her award.

Vesting

     Each Base Year Supplement sets forth the number of years (at least three) over which the Stock Units awarded will vest. An agent must meet the minimum sales threshold set forth in the Base Year Supplement for each year during the vesting period in order for the full award to vest. If an agent does not meet the minimum performance threshold in one or more of the years during the vesting period, that portion of the award will not vest. For example, if the vesting period is three years and the agent meets the performance threshold in years one and three, but not year two, 1/3 of the Stock Units will vest in year one, 1/3 of the Stock Units will be forfeited in year two and 1/3 of the Stock Units will vest in year three.

     Upon a participant’s death, any of the participant’s unvested Stock Units will vest. If a participant becomes disabled for fewer than five (5) years, vesting will be suspended during the time he or she is disabled. When the participant ceases to be disabled, vesting will resume. A disabled participant’s award will not vest during the year he or she becomes disabled or the year the disability ends unless he or she meets the minimum sales threshold for those years. If a participant is disabled for longer than five (5) years, he or she will forfeit any unvested Stock Units.

Certain Forfeitures of Stock Units

     If a participant’s agency contract is terminated for cause, the participant forfeits all vested and unvested Stock Units.

Cashing Out Stock Units

     A participant may cash out all or part of his or her vested Stock Units any time after the last vesting year for the given award by providing AmerUs written notice. Within thirty (30) days of receiving written notice, the Committee will pay the participant, for each stock unit cashed out, cash equal to the fair market value of a share of AmerUs common stock on the day the Committee received the notice. The Committee will cash out any remaining vested Stock Units in a lump sum on the fifth (5th) anniversary of the final vesting date of the Stock Units.

     In the event a participant dies, the Committee will promptly cash out all the participant’s Stock Units following the Committee’s receipt of the death notice. The cash out amount will be calculated using the fair market value as of the day of the participant’s death or the next business day. The Committee will pay the cash out amount to the participant’s designated beneficiary or to the participant’s estate if the participant did not designate a beneficiary.

     If a participant’s agency contract is terminated without cause prior to the final vesting date for any Stock Units granted, the Committee will cash out, as of the final vesting date, any Stock Units that were vested as of termination of the contract. If a participant’s agency contract is terminated without cause after the final vesting date, the Committee will cash out any vested Stock Units as of the day of termination of the contract.

     The Committee may cash out any participant’s vested Stock Units at any time or it may defer cashing out any Stock Unit unless AmerUs is indemnified against liability for any tax. In addition, the Committee may offset any cash out amount against amounts owed by the participant to one or more Insurers.

Deferred Compensation

     A participant may defer the receipt of any cash out amount under the terms of the Insurer’s Deferred Compensation Plan, if available.

Exercise of Awards by Non-participants

     While the participant is alive, vested Stock Units may only be cashed out by the participant or the Committee. A participant may transfer his or her vested Stock Units only by will or intestacy.

Change of Control

     The Base Year Supplement may contain provisions regarding the vesting of Stock Units in the event of a Change of Control (as defined immediately below). If the Base Year Supplement is otherwise silent, all unvested Stock Units will vest upon such Change of Control and will be cashed out at the fair market value on the day before the Change of Control.

     For purposes of this Plan, a Change of Control means any of the following events: (a) any “person” becomes the beneficial owner of more than twenty-five percent (25%) of the stock or voting securities of AmerUs; (b) the individuals who, prior to a merger, reorganization or consolidation constituted the board of directors of the Company cease to constitute at least a majority thereof, unless the election of each director of AmerUs was approved by a vote of at least two-thirds of the directors prior to the merger, reorganization or consolidation; or (c) consummation by AmerUs of either: (i) a merger, reorganization, consolidation, or similar transaction in which the former beneficial owners of the outstanding stock and voting securities of AmerUs do not beneficially own, immediately after such merger, directly or indirectly, more than sixty percent (60%) of the stock and combined voting power, or (ii) a plan of liquidation or agreement for the sale or other disposition of all or substantially all of the assets of AmerUs.

Amendments and Termination

     AmerUs may amend, alter or terminate the Plan at any time. No amendment or alteration may impair a participant’s interest in vested or unvested Stock Units or any grant which may be made in respect of the year in which the termination occurs, without the participant’s consent. If the plan terminates or one or more Insurers discontinue grants under the Plan, the Committee will publish the minimum sales threshold for the remaining vesting years for granted but unvested Stock Units. If the Committee does not publish a new threshold, the most recent production threshold prior to the termination will be continued.

Unfunded Status of the Plan

     The Plan is an “unfunded” plan for incentive and deferred compensation. Participants have no greater rights in the Plan than AmerUs’ general creditors. The Committee may authorize the creation of trusts or other arrangements to meet the Plan obligations regarding awards granted under the Plan.

Resale Restrictions

     Participants may not transfer vested or unvested Stock Units, except that a participant may provide for distribution of vested Stock Units to a beneficiary or his or her estate upon his or her death.

Miscellaneous

     No Stock Unit certificates will be issued under the Plan. AmerUs will maintain accounting records of each participant’s vested and unvested interests in the Plan. The Committee’s decision regarding any dispute regarding the records will be final. On the reasonable request of a participant, AmerUs will provide a participant with a report on the status of his or her account.

Additional Information about the Plan

     Requests for additional information regarding the Plan should be directed to: AmerUs Group Co., 699 Walnut Street, Des Moines, Iowa 50309-3948, telephone number (515) 362-3600, Attention: Douglas K. Owens.

TAX CONSIDERATIONS

     A grant of Stock Units has no federal income tax consequences at the time of such grant. Upon the cash out of Stock Units, the amount of any cash received is taxable as ordinary income, and AmerUs will be entitled to a corresponding deduction. AmerUs may withhold from a participant’s vested interest in any Stock Units any withholding or other tax required by law to be withheld or paid by AmerUs with respect to such Stock Units.

     The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended.

USE OF PROCEEDS

     We will not receive any proceeds from the recipients of the Stock Units for either the grants thereof or from any future exercise of the Stock Units.

PLAN OF DISTRIBUTION

     Stock Units will be granted directly by us to certain agents of our insurer-subsidiaries pursuant to the Plan. A copy of this prospectus will be delivered by us to agents of our insurer-subsidiaries prior to their receipt of a grant of Stock Units.

LEGAL MATTERS

     Certain legal matters in connection with the Stock Units offered under this prospectus will be passed upon for us by Joseph K. Haggerty, Esq., Senior Vice President and General Counsel of AmerUs. Mr. Haggerty beneficially owns 31,362 shares of our common stock and options to purchase 43,500 shares of our common stock.

EXPERTS

     Our consolidated financial statements and schedules as of and for the year ended December 31, 2001 included in our Annual Report on Form 10-K filed on March 15, 2002 have been incorporated by reference into this prospectus in reliance on the reports of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in auditing and accounting. Our consolidated financial statements as of December 31, 2000 and for the two years then ended included in the same Annual Report have been incorporated by reference into this prospectus in reliance on the reports of KPMG LLP, independent auditors, given on the authority of that firm as experts in auditing and accounting.

AmerUs Group Co.

AmerUs Group Co. Chairman’s Bonus Plan

Stock Units

PROSPECTUS

March 5, 2003